FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 Under
The Securities Exchange Act of 1934

For the month of September 2015

Commission File Number: 0-19415

MAGIC SOFTWARE ENTERPRISES LTD.
(Translation of Registrant’s Name into English)

5 HaPlada Street, Or-Yehuda, Israel 60218
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F x Form 40-F o

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by RegulationS-T
Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by RegulationS-T
Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes o No x

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

CONTENTS

This report on Form 6-K of MAGIC SOFTWARE ENTERPRISES Ltd. consists of the following documents, which are attached hereto and incorporated by reference herein:

1.

Hebrew University of Jerusalem Uses Magic’s Application Development Platform to Provide Smartphone Apps for approximately 24,000 Students

PRESS RELEASE

Hebrew University of Jerusalem Uses Magic’s Application Development Platform to Provide Smartphone Apps for approximately 24,000 Students

Students can access personal information about grades, tuition, phone calendar, and academic and student services departments via their Android and iOS devices

Or Yehuda, Israel, September 8, 2015 – Magic Software Enterprises Ltd. (NASDAQ and TASE: MGIC), a global provider of software platforms for enterprise mobility, cloud applications, and business integration, today announced that The Hebrew University of Jerusalem (HUJI) used Magic’s Application Development Platform to create smart phone apps to provide its approximately 24,000 students with mobile access to their personal academic and administrative information.

The Hebrew University’s Information Systems department developed the apps using the Magic xpa Application Platform for rapid cross-platform development. Magic xpa enabled The Hebrew University’s IS team to leverage the same business logic to quickly and simultaneously develop native Android and iOS apps. Secure connectivity to the university’s CRM system and databases provides users with access to their personal data, including tuition payments, grades, and exam schedules. The apps are available for download on Google Play and the Apple App Store. Tablet devices are also supported.

The internal development team is currently working on adding navigational functionality to make it easier for students to get to classes and exams.

"Magic’s code-free cross-platform capabilities enabled us to develop Android and iOS applications in-house quickly and cost-effectively using a single skill set. In addition, Magic's powerful development platform automatically directs the operation between the client and server sides, saving us further time and effort,” said Micah Weiss, Mobile Development Leader and Magic Computing Coordinator at The Hebrew University. “We are delighted to work with Magic, who continues to be an excellent partner, and provided us with all the support we needed for our first major mobile project.”

"The Hebrew University is ranked 67th in the world according to the 2015 report from the respected Shanghai Academic Ranking of World Universities. We are proud that such an outstanding institution has been working with Magic for more than 15 years, and are very pleased that they chose to continue with Magic as they evolve to mobile application development,” stated Arik Mifano, Managing Director of Magic Israel. “While this is one example, all existing Magic xpa customers have the ability to leverage our robust and familiar platform to create mobile apps quickly and easily.”

About Magic Software Enterprises

Magic Software Enterprises (NASDAQ: MGIC) empowers customers and partners around the globe with smarter technology that provides a multichannel user experience of enterprise logic and data.

For more information, visit www.magicsoftware.com.

About The Hebrew University of Jerusalem

The Hebrew University of Jerusalem, founded in 1918 and opened officially in 1925, is Israel’s premier university as well as its leading research institution. The Hebrew University is ranked internationally among the 100 leading universities in the world and first among Israeli universities.

For more information, visit www.new.huji.ac.il/en.

Press Contact:

Stephanie Myara| PR Manager

Magic Software Enterprises

smyara@magicsoftware.com

Except for any historical information contained herein, matters discussed in this press release might include forward-looking statements that involve a number of risks and uncertainties. Regarding any financial statements, actual results might vary significantly based upon a number of factors including, but not limited to, risks in product and technology development, market acceptance of new products and continuing product conditions, both locally and abroad, release and sales of new products by strategic resellers and customers, and other risk factors detailed in Magic's most recent annual report and other filings with the Securities and Exchange Commission.

Magic has made every effort to ensure that the information contained in this press release is accurate; however, there are no representations or warranties regarding this information, including warranties of merchantability or fitness for a particular purpose. Magic assumes no responsibility for errors or omissions that may occur in this press release.

Magic is a registered trademark of Magic Software Enterprises Ltd. All other product and company names mentioned herein are for identification purposes only and are the property of, and might be trademarks of, their respective owners.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 8, 2015	Magic Software Enterprises Ltd By: /s/ Amit Birk —————————————— Amit Birk VP, General Counsel

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

1.1 Hebrew University of Jerusalem Uses Magic’s Application Development Platform to Provide Smartphone Apps for approximately 24,000 Students

Exhibit 10.1